[Company Letterhead]

October 4, 2013

Timothy Levenberg

Special Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3561

Re:                             Plains GP Holdings, L.P.

Registration Statement on Form S-1
Filed July 29, 2013
File No. 333-190227

Ladies and Gentlemen:

Pursuant to discussions with the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), Plains GP Holdings, L.P. (the “Partnership,” “we,” “us” or “our”) hereby submits its proposed revisions to the Registration Statement on Form S-1, File No. 333-190227 (the “Registration Statement”) in response to the oral comments provided in such discussions.  The Partnership is also supplementally providing additional disclosure it expects to include in the next amendment to the Registration Statement.

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Securities and Exchange Commission

October 4, 2013

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Alan Beck of Vinson & Elkins L.L.P. at (713) 758-3638.

Very truly yours,

PLAINS GP HOLDINGS, L.P.

By: PAA GP HOLDINGS LLC, its general partner

By:	/s/ Richard K. McGee
Name:	Richard K. McGee
Title:	Executive Vice President,
General Counsel and Secretary

Enclosures

cc:                                H. Roger Schwall

Paul Monsour

David P. Oelman

Alan Beck

Joshua Davidson

Jason Rocha

Al Swanson